PROXY MEMORANDUM

Verizon Communications, Inc. (VZ)

Subject: Please Vote FOR Item No. 6: Report on Online Child Exploitation

Verizon Annual Meeting: May 2, 2019

Contact: Tracey Rembert, Christian Brothers Investment Services, Inc., trembert@cbisonline.com (lead filer)

ITEM 6 RESOLVED CLAUSE: Shareholders request that the Board of Directors issue a report on the potential sexual exploitation of children through the company’s products and services, including a risk evaluation, at reasonable expense and excluding proprietary or confidential information, by March 2020, assessing whether the company’s oversight, policies and practices are sufficient to prevent material impacts to the company’s brand reputation, product demand or social license.

SUMMARY:

CBIS engaged Verizon Communications (“Verizon” or “the Company”) for over a year (2017-2018) seeking information on the Company’s policies and initiatives that were instituted to protect children from sexual exploitation while using Verizon products and services. After receiving several insufficient responses from the Company, CBIS and four co-filers filed an advisory shareholder proposal, seeking better information from the Board on the Company’s response to this growing social, human rights and child welfare risk.

After the proposal was filed, the Company faced two child-related controversies within weeks. In December 2018, the Company received the largest fine ever given at that time under the US Children’s Online Privacy Protection Act (COPPA), for violations of collecting and selling the data of child users to advertisers, where the Company’s AOL division was shown to have previously ignored the existing policy prohibiting the collection and selling of child data.1 Additionally, in November and December 2018, the Company was extensively featured in global news coverage related to child sex abuse material being distributed on its Tumblr platform.2 Subsequently, Apple removed Tumblr from its App Store, which resulted in Verizon making the decision to remove all adult content from Tumblr to come back into compliance with Apple’s policies on child sex exploitation and human trafficking.3 This action led to a decline in users in 4Q 2018, according to a number of news reports,4 and a 19% decline in Tumblr page views from December to January 2019, according to AdWeek.5 While these episodes have not yet been financially material to the Company, filers of the proposal believe that the Company needs to improve its policies, compliance and audit systems, oversight, and proactive measures to keep child sex abuse material and activity off its platforms, services, and increasingly, off the devices it sells to users.

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1 https://ag.ny.gov/press-release/ag-underwood-announces-record-coppa-settlement-oath-formerly-aol-violating-childrens

2 http://fortune.com/2018/11/20/tumblr-apple-app-child-abuse/; https://www.bbc.com/news/technology-46275138

3 https://www.nbcnews.com/tech/tech-news/tumblr-ban-all-adult-content-n943226

4 https://www.independent.co.uk/life-style/gadgets-and-tech/news/tumblr-porn-ban-nsfw-verizon-yahoo-adult-content-a8817546.html;

5 https://www.fastcompany.com/90320659/tumblr-has-lost-100-million-monthly-page-views-since-banning-porn; https://www.adweek.com/digital/tumblrs-porn-ban-related-pageview-drop-barely-registered-among-ad-buyers/

The proponents believe failure to keep such content from escalating in the sector, and on Verizon’s platforms, has the potential to draw major regulatory scrutiny and an increased regulatory burden, which could hamper Verizon’s strategic objectives and growth in the coming years as it rolls out its much anticipated 5G network.

There are also potential risks to the Company’s brand and reputation, risks to its ability to sell to certain corporate and institutional customers (like school systems) and impacts to the popularity of “Family Plan” and “Just Kids” data services. The filers believe that failure to tackle this growing risk to children may also heighten litigation risk for the Company after the passing of US legislation in 2018 (SESTA/FOSTA bills) related to the facilitation of sex trafficking through ISPs (Internet Service Providers).6

Why is Child Sex Abuse and Exploitation a risk for Verizon and its sector?

While our resolution lists a number of recent statistics to give investors a sense of the rising trend in child sex abuse online, it does not fully paint the picture of how quickly these crimes are growing online, and through the intersection of key ICT (information and communication technology) companies like Verizon.

In 2019, the National Center for Missing and Exploited Children (NCMEC—the main US reporting hotline for child sex abuse) noted that 45.5 MILLION images and videos were reported to its Cyber Tipline by companies in 2018, double the number of reports from the prior year. And those reports overwhelmingly originated from just 12 companies,7 including Verizon. Child sex abuse and child sex imagery is a societal problem, but it is almost entirely manifesting and growing in the ICT sector. Therefore, we believe that companies like Verizon need to demonstrate to investors they are properly assessing the risk to children and themselves from this growing threat.

As one of the largest ISPs in the US, and as a significant email platform through Yahoo and AOL, a leader in wireless services, and a company seeking to grow its digital ad platform, we believe Verizon will face additional risk from this child safety issue if more is not done to reduce that risk. Given that the rollout of 5G networks for Verizon has the potential to increase the volume of child sex abuse imagery coming through Verizon’s platforms, proponents feel that the Company should develop commensurate plans to handle a possible increase in child sex videos and related content. Experts surmise that such an increase is a normal consequence of being able to upload and download high quality video and images in massive amounts to a worldwide audience in short periods of time.8

Verizon specifically needs to:

•	develop and implement more robust policies and systems to protect children and its own platforms;

•	improve disclosure to shareholders to demonstrate effective internal controls to keep such content off its platforms;

•	collaborate in a more substantive way with peers and child protection experts to pool resources, share data on trends, and better educate users and families to the risks; and

•	provide intellectual capital to help address this problem and better protect the Company’s social license to operate.

Verizon has been reluctant to share information with shareholders on the steps it is taking to mitigate the risks related to child sexual exploitation online. Only after the shareholder proposal was filed were investors made aware of several actions being taken to identify child sex imagery on its systems, several of which are mandated by law (like reporting child imagery to NCMEC when identified and blocking such images or taking them down). While we applaud these nascent steps, filers seek a comprehensive risk assessment and management plan, including reporting metrics to evaluate progress over time.

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6 https://en.wikipedia.org/wiki/Stop_Enabling_Sex_Traffickers_Act

7 https://www.thorn.org/blog/eliminating-child-sexual-abuse-from-the-internet/

8 https://www.iwf.org.uk/sites/default/files/inline-files/Technology%20Briefing%201%20-%20Online%20CSAI%20v5.4%20%28002%29_0.pdf

For additional information, please see a presentation by CBIS (see footnote) that includes a description of the types of child sexual exploitation online currently being evaluated by law enforcement, examples of good practice being exhibited by other companies in the industry, and the relevant Verizon businesses linked to the potential sexual exploitation of children,9 including: Internet connectivity, corporate solutions, WiFi, smart phone and tablet retailing, email services, cloud storage, Internet-of-Things (IoT) services, social media platforms, digital content and digital advertising exchanges, and wireless services, to name a few.

What are peers doing to protect children from sexual abuse online?

While improvements are needed across the sector, in the opinion of the filers, there are a number of leading practices that Verizon could consider implementing to be in line with competitors and to better protect child users and its own platforms:

•	Public education campaigns have been used by several peers to reach users (parents, children, educators) on the warning signs, extent of the problem, how to report such abuses, and what else users can do to keep kids safe online. Telecom company Orange trains parents on child safety online—at point-of-sale in its stores. It also hired psychologists to go to schools across the country and give talks to kids at their appropriate level on this topic.[10] Tele2 surveys children on their use of the Internet annually to better identify how they are putting themselves at risk.[11]

•	Supplying corporate and institutional customers with easy-to-apply solutions to keep child sex abuse and grooming off their own private networks, Internet platforms, and public WiFi. Many large financial institutions apply such detection software internally. Google (Alphabet) offers such tools for free to peers.[12] Microsoft has long offered PhotoDNA (a leading child sex image detection tool) for use by the industry as well.[13]

•	Committing to a child rights impact assessment, like Millicom,[14] and sharing the tools and lessons for how other telecom operators can assess their impacts on child safety and well-being.

•	Disclosing metrics on the number of abusive images identified and reported, or number of accounts blocked, or number of law enforcement trained on Internet-related investigations on child safety, and related matters. Metrics matter for investors to determine progress and effectiveness. Alphabet’s Google and You Tube report metrics,[15] and so does Facebook,[16] Tele2,[17] and others.

What is Verizon doing, and why is it not sufficient?

The Company, on Feb. 1st, published a one-page document on some of the actions it is taking to protect children online.18 It partners with NCMEC, as do its peers. It identifies and reports child sex abuse imagery to NCMEC as required by law. It investigates the reports it receives, as do other ICT companies. But Verizon discloses little information publicly on how it systematically manages child sexual exploitation online and through the mobile devices and wireless services it sells. It does not disclose how the Board assesses and oversees this risk, nor on whether it even has a robust Online Safety Team across its entire enterprise, which is common in leading companies in the ICT sector.

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9 https://www.iccr.org/sites/default/files/page_attachments/verizon_communications_cseo_proposal_and_risks_4_2_19.pdf

10 https://www.orange.com/en/content/download/10344/233098/version/11/file/Company+statement+template_France+Telecom+-+Orange_FINAL_05+02+2013_uk_ok.pdf

11 https://www.tele2.com/media/press-releases/2018/new-study-engagement-for-the-internet-leads-to-confident-parents-and-kids-that-feel-safer

12 https://youtube.com/csai-match/

13 https://www.microsoft.com/en-us/photodna

14 https://www.millicom.com/media-center/blogs/blog-what-can-mobile-operators-do-to-protect-children-online/

15 https://www.blog.google/outreach-initiatives/google-org/our-continued-commitment-to-combating/

16 https://www.professionalsecurity.co.uk/news/case-studies/online-harms-regulation/

17 https://www.tele2.com/sustainability/our-focus-areas/child-protection

18 https://www.verizon.com/about/our-company/company-policies/fighting-exploitation-children-through-internet

The Company’s new CEO Hans Vestberg sits on the board of the World Childhood Foundation,19 which focuses on child abuse, including child sex abuse. That Foundation recently sponsored global research (and an index) on the prevalence of child sex exploitation worldwide.20 Vestberg further sits on the board (Commission) of the Broadband Commission for Sustainable Development, which just launched a Working Group on Child Safety Online in 2018.21 The proponents believe the Company has the connections and digital savvy and influence in the sector to improve its practices and policies around this issue without straining its financial resources.

Verizon also seeks to sell more phones and data plans geared towards children,22 through specialized marketing (Just Kids, which launched in April)23 and Family Plans, and this strategy could be placed at risk if the Company is not seen to prioritize child safety for its products. We therefore ask shareholders to encourage the Company to assess its current practices around child sexual exploitation risk through support for this proposal.

We ask shareholders to please vote FOR Item 6.

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19 https://www.childhood-usa.org/board-of-directors-2/

20 https://outoftheshadows.eiu.com/

21 https://www.broadbandcommission.org/workinggroups/Pages/WG1-2018.aspx

22 https://www.pcworld.com/article/3386380/verizon-just-kids-plan.html

23 https://www.verizonwireless.com/support/just-kids-faqs/